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                                                                  Exhibit 4.3


As of January 28, 1997


Mr. Barry Suskind
C/O International Technologies & Finance
181 Hudson Street, Penthouse D
New York, NY 10013

Dear Mr. Suskind:

This letter will serve as an agreement between PICK Communications Corp. ("PICK") and you concerning your rendering of consulting services.

1. ENGAGEMENT. PICK hereby engages you, on an independent contractor basis, to render your services as a consultant and you hereby accept such engagement on the terms and conditions herein set forth.

2. TERMS OF SERVICES. The Period of this Agreement shall commence on January 28, 1997 and terminate on March 15, 1997.

3. NATURE OF SERVICES. You hereby agree to provide the following consulting services to PICK:

You will evaluate the prospective countries in Europe and Asia for the introduction of PICK's prepaid cellular telephone and advise PICK's executive officers of the viability of each nation's existing cellular systems and your recommendations as to whether we should seek to partner with existing telecoms in each country or seek to sell licenses to private companies. It is understood that you possess experience and knowledge re: international business, and it is understood that you will perform such services for PICK with that standard of professional care, skill and diligence that you normally provide in the performance of similar services. As an independent contractor you will, of course, be responsible for determining the means and methods of performing your services hereunder.

4. COMPENSATION. In consideration of the full performance of all of your services PICK will pay you by giving you a total of 116,330 registered (free trading) shares of PICK Communications Corp., in the name of Barry Suskind, at the price of such shares as of the close of the OTC Bulletin Board market on January 28, 1997.

5. ASSIGNMENT. You shall not have the right to assign any of your obligations or delegate any of your duties hereunder without the prior written consent of PICK. Any attempt to assign without such permission shall be void and of no effect.

6. PERFORMANCE. In performing services under this Agreement, you shall conduct yourself as an independent contractor at all times during the Period. Accordingly, you agree not to represent yourself as an agent or employee of PICK or attempt to bind PICK to any contractual obligations. Any attempt on your part to do so shall be deemed a material breach of this Agreement.
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7.   ENTIRE AGREEMENT. This document contains the entire agreement and understanding between PICK and you relating to the services you are to perform. Accordingly, this Agreement may not be altered, amended, modified, or otherwise changed, nor may any of the terms hereof be waived, except by an instrument in writing signed by both parties. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

If this represents your understanding of our agreement, please sign in the space provided below and return a copy to my attention.

Sincerely,

PICK COMMUNICATIONS CORP.


By:
    ----------------------------------
    Raymond M. Brennan, Vice President

ACCEPTED and AGREED:


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Barry Suskind

SS#
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